NEWS RELEASE 06-07	March 22, 2006

FRONTEER’S AURORA CLOSES INITIAL PUBLIC OFFERING AND BEGINS TRADING ON
TORONTO STOCK EXCHANGE

Fronteer Development Group Inc (FRG-TSX/AMEX)) is pleased to announce that its subsidiary, Aurora Energy Resources Inc. (“Aurora” AXU-TSX), has closed its Initial Public Offering (“IPO”) of 6,944,444 shares at a price of Cdn$3.60 per share, for gross proceeds of Cdn$24,999,998.

Aurora’s common shares are listed on the Toronto Stock Exchange and will commence trading today under the symbol AXU. For full details of Aurora’s IPO, please see their most recent release which can be found at: www.aurora-energy.ca

Fronteer remains the controlling shareholder of Aurora following the IPO, with an ownership of 50.2% . Fronteer’s ownership may be further modified to 49.3% upon the underwriters exercising their full over-allotment option on Aurora within the next 30 days.

“We are very pleased, that with minimal dilution to our ownership of Aurora, we have created a new, uranium focused, vehicle to fund the Labrador uranium projects.” says Fronteer President & CEO Dr Mark O’Dea. “Aurora can now be valued in the context of its uranium peer group, with the expectation that it may reach new valuation highs and drive added value back to Fronteer shareholders. In addition, this transaction will allow Fronteer’s significant gold assets to attain their own competitive valuation.”

AURORA’S URANIUM PORTFOLIO

Through Fronteer’s efforts in coastal Labrador over the past 12 months, the Michelin deposit (“Michelin”) has more than doubled in size. Michelin is now one of the largest undeveloped uranium deposits in Canada, with a measured and indicated resource of 22.2 million pounds and an additional inferred resource of 13.4 million pounds. Aurora management anticipates that with further drilling, the tonnage of Michelin has the potential to increase significantly, and new uranium discoveries may emerge in the district.

In addition to Michelin, Aurora owns four other deposits called Nash, Inda, Gear and Rainbow, which are also open for expansion.

These five deposits, when combined with two new uranium discoveries at Jacques Lake and Otter Lake, and multiple drill ready targets, attest to the untapped mineral potential of Aurora’s 829 square kilometre land package in coastal Labrador.

The 12 month exploration budget for Aurora is $14.5 million, which is anticipated to include approximately 40,000 metres of drilling. The 2006 exploration program is scheduled to commence in April.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to uranium in Labrador held through its interest in Aurora, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias (see release dated Jan 24, 2006), with exploration scheduled to commence this summer.

Furthermore, the company recently completed new resource estimates on two of its gold projects in western Turkey. The combined resource estimate of the Kirazli and Agi Dagi projects totals 461,000 Indicated and 1,606,000 Inferred ounces of gold. A new silver resource has also been calculated on these two projects totaling 2,118,000 Indicated and 8,556,000 Inferred ounces of silver (see release dated Jan 26, 2006).

Fronteer is also currently advancing two drill-ready gold projects in Jalisco, Mexico with drilling expected to commence in May.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is the designated Qualified Person for Fronteer on the Central Labrador Uranium Project. The current resources include 342,000 tonnes at 0.113% U3 O8 for a Measured Resource of 851,000 pounds, 8,615,000 tonnes at 0.113% U3 O8 for an Indicated Resource of 21,374,000 pounds, 4,116,000 tonnes at a grade of 0.148% U3 O8 for an Inferred Resource of 13,360,000 pounds. CIM definitions were followed for Mineral Resource estimates. Mineral Resources are estimated at a cut off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. See Fronteer release dated January 30, 2006.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for and Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli . See Fronteer press release dated January 26, 2006.

Uranium resources referred to for the Nash, Inda, Gear and Rainbow deposits are historical in nature, and were estimated prior to NI 43-101. Fronteer has not undertaken an independent investigation of the resource estimates or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. See Fronteer press release dated December 8, 2004.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20- F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.